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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

08028811

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SEC Mail Processing Section

MAR 04 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~[illegible]~~ 66607

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBERON SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 MADISON AVE 6th FL
(No. and Street)

NEW YORK (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHAD EPSTEIN 212 386-7051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIDEON ADLER & CO., CPAS
(Name – *if individual, state last, first, middle name*)

19-03 MAPLE AVENUE (Address) FAIR LAWN (City) NJ (State) 07410 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Elad Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oberon Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

Signature

Managing Director

Title

...OLE A. SCHMIDT
...y Public, State of New York
No. 02SC6002216
Qualified in New York County
Commission Expires Feb. 2, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) **Broker or Dealer**

Name: OBERON SECURITIES

Address: 79 MADISON AVE
NEW YORK, NY 10016

Telephone:

SEC Registration Number: 66607

NASD Registration Number: 132598

(ii) **Accounting Firm**

Name: GIDEON ADLER & CO., CPAS

Address: 19-03 MAPLE AVENUE, FAIR LAWN, NJ 07410

Telephone: 201-791-6696

Accountant's State Registration Number: 20 CB 0021 9000

(iii) **Audit date covered by the Agreement:** DECEMBER 31 2007

(Month) (Day) (Year)

(iv) **The contractual commitment to conduct** the broker's or dealer's annual audit - - (check one)

(x) **is for the annual** audit only for the fiscal year ending 2 007 *

( ) **is of a continuing** nature providing for successive annual audits.

* **if this commitment** is not of a continuing nature, it will be **necessary to file** this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: [handwritten name]

(By Firm's FINOP or President)

Title: [handwritten title] Date: 2/25/08

OBERON SECURITIES, LLC

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2007

TOGETHER WITH AUDITOR'S REPORT

(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

GIDEON ADLER & CO.
Certified Public Accountants

OBERON SECURITIES, LLC

CONTENTS

GIDEON ADLER & CO.
Certified Public Accountants
www.AdlerCoCPA.com

Gideon Adler, CPA (NJ, NY)
Annette Prizzi, CPA (NJ, NY)
Oren L. Adler, CPA (NJ, MA)
Office@AdlerCoCPA.com

19-03 Maple Avenue
Fair Lawn, NJ 07410
Tel: 201.791.6696
Fax: 201.791.1268

INDEPENDENT AUDITOR'S REPORT

January 28, 2008

To the Member of
Oberon Securities, LLC

We have audited the accompanying statement of financial condition of Oberon Securities, LLC as of December 31, 2007 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberon Securities, LLC, as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gideon Adler

GIDEON ADLER AND COMPANY
Certified Public Accountants

GA/te

OBERON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash	$	122,141
Accounts Receivable		162,316
Prepaid Expenses		74,993
Furniture and Equipment, at cost, net of accumulated depreciation of $15,215		11,462
Other Receivable and Deposit		88,416
TOTAL ASSETS	$	459,328

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	37,325
Commitments		
Member's Equity		422,003
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	459,328

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues		
Income from Fees	$	1,933,913
Realized Capital Gain		43,381
Unrealized Capital Gains		18,058
NASD Member Income		35,000
Interest Income		310
Dividend Income		414
		2,031,076
Expenses		
Commissions	$	1,150,337
Communications		32,659
Employee Compensations and Benefits		197,958
Occupancy and Equipment Costs		149,446
Professional Fees		79,438
Promotional Costs		11,284
Regulatory Fees and Expenses		15,043
Other Expenses		90,365
		1,726,530
Net Income	$	304,546

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Member's Equity - December 31, 2006	$	542,457
Net Income		304,546
Member's Contribution		890,000
Distribution to Member		(1,315,000)
Member's Equity - December 31, 2007	$	422,003

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance at December 31, 2006	$	0
Increases		0
Decreases		0
Balance at December 31, 2007	$	0

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	304,546
Adjustments to Reconcile Net Income with Net Cash Provided By Operating Activities:		
Depreciation		5,750
Change in Assets and Liabilities:		
Decrease in Accounts Receivable		54,375
Decrease in Broker Security Account		223,543
Increase in Prepaid Expenses		(20,391)
Increase in Other Receivable and Deposit		(84,945)
Inrease in Accounts Payable and Accrued Expenses		22,792
Net Cash Provided by Operating Activities		505,670
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets		(8,558)
Net Cash (Used) by Investing Activities		(8,558)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from Member		890,000
Distribution to Member		(1,315,000)
Net Cash (Used) by Financing Activities		(425,000)
NET DECREASE IN CASH		72,112
CASH - DECEMBER 31, 2006		50,029
CASH - DECEMBER 31, 2007	$	122,141

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:

Interest	$	0
Income Taxes	$	0

The Accompanying Notes are an Integral Part of these Financial Statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2007

OBERON SECURITIES, LLC
Notes to Financial Statements
DECEMBER 31, 2007

NOTE 1 – **ORGANIZATION AND OPERATION**

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a New York limited liability company.

NOTE 2 – **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The accompanying financial statements have been prepared on the accrual basis of accounting.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income.

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

NOTE 3 – **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $84,816 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

NOTE 4– **POSSESSION OR CONTROL REQUIREMENTS**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

NOTE 5– **LEASE COMMITMENTS**

The Company leases office space in New York City from an affiliated company under a month-to-month arrangement.

NOTE 6– **FURNITURE AND EQUIPMENT**

	Cost	Accumulated Depreciation	Net
Furniture	$ 5,375	$ 451	$ 4,924
Equipment	21,302	14,764	6,538
	$ 26,677	$ 15,215	$ 11,462

Depreciation expense for the year ended December 31, 2007 was $5,750 and is included in occupancy and equipment cost.

NOTE 9– **RELATED PARTY TRANSACTIONS**

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the Company certain facilities and provide for performance of certain services.

OBERON SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2007

SCHEDULE I

COMPUTATION OF NET CAPITAL			$	422,003
Total Ownership Equity Qualified for Net Capital				
Add:				
Other Deductions or Allowable Credits				0
				422,003
Total Capital and Allowable Subordinated Liabilities				
Deductions and/or Charges				
Non-Allowable Assets:				
Securities not Readily Marketable	$	0		
Accounts Receivable from Non-Customers		162,316		
Prepaid Expenses		74,993		
Net Furniture and Equipment		11,462		
Other Receivable and Deposit		88,416		337,187
Net Capital before Haircuts on Securities Positions				84,816
Haircuts on Securities (Computed, Where Applicable, Pursuant to Rule 15c3-1(f)				0
Net Capital			$	84,816
AGGREGATE INDEBTEDNESS				
Items Included in Statement of Financial Condition				
Accounts Payable and Accrued Expenses			$	37,325
Total Aggregate Indebtedness			$	37,325

The Preceding Notes are an Integral Part of this Supplemental Information.

OBERON SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2007

SCHEDULE I (Continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The Following Serves to Reconcile the Difference in the Computation of Net Capital Under Rule 15c3-1 from the Company's Computation:

Net Capital, as Reported in the Company's Part II (Unaudited) FOCUS Report	$	84,816
Net Capital Per Audited Report	$	84,816

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of Total Aggregate Indebtedness)	$	2,488
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement (Greater of Above Two Minimum Requirement Amounts)	$	5,000
Net Capital in Excess of Required Minimum	$	79,816
Excess Net Capital at 1000%	$	81,084
Ratio: Aggregate Indebtedness to Net Capital		0.44 to 1

The Preceding Notes are an Integral Part of this Supplemental Information.

OBERON SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2007

GIDEON ADLER & CO.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

January 28, 2008

To the Member of
Oberon Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Oberon Securities, LLC (the "Company"), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did **not** review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the-practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gideon Adler

GIDEON ADLER AND COMPANY
Certified Public Accountants

GA/td

END